UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS OPERATING INCOME OF US$17 MILLION IN SECOND QUARTER 2015

Santiago, Chile, August 13, 2015 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the second quarter ended June 30, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS) and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.07 per USD.

HIGHLIGHTS

•	The second quarter of 2015 marks the third anniversary of the association between LAN and TAM, a historic milestone for our companies and a strategic decision that placed us at the forefront of the aviation industry in Latin America. With significant achievements during this year, including cost efficiencies on multiple fronts, the negotiation of our Passenger Service System and the announcement of our new unified brand, we continue to make progress towards our long term objective of consolidating LATAM’s leadership position within the region. However, we have not been immune to the challenging macroeconomic conditions that have affected South American economies, especially Brazil, and which have led us to make certain adjustments. These adjustments, including capacity reductions in the Brazilian domestic market, are a necessary response to the current challenges but in no way alter our long term strategic plans. We firmly believe that, with the best and most diversified network, LATAM Airlines Group is the best positioned airline to respond to a weaker macroeconomic scenario in South America, a position we continue to strengthen through cost efficiencies, enhancement of our key hubs and consistently providing the best experience to our passengers.

•	LATAM Airlines Group reported operating income of US$17.2 million with an operating margin of 0.7% for second quarter 2015, an increase of 0.2 percentage points as compared to the second quarter 2014. This result was driven by a strong 20.7% reduction in the Company’s cost per ASK equivalent, including the effect of lower fuel prices. Excluding fuel, cost per ASK equivalent decreased by 13.8%, reflecting efficiencies related to our already announced cost savings plan, as well as the effect of local currency depreciations on our costs denominated in those currencies.

•	Total revenues during the second quarter 2015 declined by 20.8%, reflecting a weak macroeconomic environment in Brazil and significant devaluations of Latin American currencies. The challenging economic scenario in Brazil, caused by an increase in inflation, GDP decline -estimated between 1.5% to 2.0% for 2015- and a significant depreciation of the Brazilian real versus the U.S. dollar, has resulted in a slowdown in demand for domestic and international passenger operations, as well as cargo operations.

•	Passenger and cargo demand in all of the Group’s operations outside of Brazil, including its affiliates domestic operations in the Spanish Speaking Countries and international operations throughout LATAM’s network outside of Brazil, has generally proved resilient to local currency devaluations. As a result, and in addition to cost efficiencies, profitability in all these operations shows positive trends as compared to 2014.

•	Considering the impact of the current economic scenario in Brazil, TAM is adjusting its domestic network and reducing domestic capacity by approximately 8% to 10% by year-end. As a result, the Company has revised its capacity (ASK) growth for this year for the domestic market in Brazil from 0% growth to a contraction of 2 to 4% as compared to 2014. This adjustment in no the way affects the Company’s long-term strategy, which includes the feasibility study for the Northeastern hub and the continuous strengthening of our hubs in Brasília and São Paulo/Guarulhos.

•	Furthermore, LATAM Airlines Group is reviewing its fleet plan and fleet requirements for the coming years, and is currently evaluating whether to postpone a number of wide body passenger aircraft currently scheduled for delivery in 2017 and 2018, as well as to sublease at least one freighter aircraft.

•	During the second quarter 2015, LATAM Airlines Group completed two significant financial transactions through which we raised a total of US$1.5 billion. With this, we have completed approximately 57% of our fleet financing requirements for 2016, and strengthened our debt profile and financial position. As of June 30, 2015, the Company has US$1.6 billion in cash and cash and equivalents, and has reduced its net leverage to 5.1x.

•	On August 6, LATAM Airlines Group took an important step towards enhancing our value proposition by announcing the union of our brands under one name: “LATAM”. The new brand will be implemented over a three year period, gradually becoming visible starting in 2016, and will allow us to offer an improved, consistent service throughout our network, which in turn strengthens our position in the region.

•	LATAM continues to work on enhancing its passenger experience by providing better service before and during the flight. As of the end of the quarter, the Company had installed Wireless entertainment system for personal devices in 68 single-aisle airplanes, and we expect to complete the implementation in all of our narrow body fleet by the first quarter 2016. Regarding ground services, the Company is unifying check-in counters between LAN and TAM, and is also testing a Self-Bag Tag service at the Guarulhos and Brasilia airports, expecting to implement this service at other main airports of our network by 2016. In addition, we are improving our contingency channels such as Live Chat and Flight Status.

•	The Company ended the quarter with 88.9% of its flights on time, increasing 4.8 p.p. as compared to the same quarter of last year. These record punctuality indicators, together with the optimization of our fleet, renewed cabin design and harmonization of processes and services, have resulted in a renewed customer experience and have led LAN and TAM to be recognized for the seventh consecutive year as the leaders in the World Airline Survey in the categories “Best Airline in South America” and “Best Service in South America”. This survey is considered the main reference for satisfaction levels for the industry globally.

•	In line with LATAM’s focus on creating the best connectivity within, to and from South America, during the second quarter 2015 the Company launched a new service from Lima to Orlando, from Brasilia to Orlando, from Brasilia to Buenos Aires and from New York to Toronto, as a continuation of its flight from Guarulhos to New York. In addition, in November 2015, LAN will launch a daily flight between Santiago de Chile and Milan (via Sao Paulo) operated with the new Boeing 787 and TAM will launch a new service from Guarulhos to Barcelona. The Company will also launch operations from Antofagasta, Chile, and from Montevideo, Uruguay to Lima, Peru in December 2015 and January 2016, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS OF SECOND QUARTER 2015 RESULTS

The Company reported an improvement in operating income, which reached US$ 17.2 million, a 12.1% increase compared to the US$15.4 million operating income in second quarter 2014. Operating margin reached 0.7%, compared to 0.5% in 2014. LATAM Airlines Group’s net loss reached US$49.7 million for second quarter 2015, compared to a net loss of US$58.9 million for the same period 2014.

Total revenues in the second quarter 2015 reached US$2,412.9 million compared to US$3,047.7 million in second quarter 2014. The decrease of 20.8% is a result of a 21.8% decrease in passenger revenues and a 21.3% decrease in cargo revenues, partially offset by a 6.8% increase in other revenues. Passenger and cargo revenues accounted for 81.9% and 13.9% of total operating revenues, respectively, in second quarter 2015.

Passenger revenues decreased 21.8% during the quarter. Total passenger traffic increased by 1.2%, while passenger capacity increased by 2.0%. As a result, passenger load factor for the quarter decreased 0.6 p.p., but remain at a very healthy 81.8%. Consolidated revenue per ASK (RASK) decreased by 23.3%, when compared to the second quarter 2014, driven by a decrease of 22.8% in yields. Yields continue to be impacted mainly by the weaker macroeconomic scenario in South America, the depreciation of local currencies (especially the Brazilian real), and the decrease in corporate demand in Brazil.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below.

				For the three month period ended June 30
	RASK			ASK		Load Factor
	(US cents)			(millions)
	2Q15	% Change		2Q15	% Change	2Q15	% Change
Bussines Unit
Domestic SSC	8.3	-7.0%		4,945	4.3%	77.9%	0.8 pp
Domestic Brazil	6.0	-34.4	% *	10,232	-0.5%	79.5%	-1.2 pp
International	6.4	-15.9%		16,391	2.9%	84.5%	-0.7 pp

Total	6.3	-23.3%		31,569	2.0%	81.8%	-0.6 pp

*	RASK in the domestic Brazil decreased 12.1% when measured in BRL

Note: revenues include ticket revenue, breakage, excess baggage fee, frequent flyer program revenues and other revenues

During the second quarter 2015, demand in the Company’s Spanish speaking countries (SSC, which include Chile, Peru, Argentina, Colombia and Ecuador) continued to grow at a moderate pace, with an increase of 5.4% in passenger traffic as measured in RPKs. Passenger capacity as measured in ASKs grew by 4.3% during the quarter, allowing for an improvement of 0.8 percentage points in load factor as compared to second quarter 2014, reaching 77.9%. In general, yields in the SSC domestic markets showed improvements during the quarter when measured in local currencies. The depreciation of local currencies, mainly the Chilean, Peruvian and Colombian peso which depreciated 10.0%, 11.3% and 28.4%, respectively, impacted revenues per ASK, which in US dollars declined only 7.0%, as compared to the second quarter 2014.

In the domestic Brazil passenger operations, TAM decreased capacity by 0.5% in the second quarter 2015 as compared to the same quarter of 2014. Traffic as measured in RPKs decreased by 1.9%, resulting in a decrease of 1.2 percentage points in load factor, which reached a healthy 79.5%. During the second quarter traffic and yields remained weak, mainly impacted by reduced corporate demand and weak GDP growth expectations in Brazil, resulting in a drop of 12.1% in TAM’s revenues per ASK in Brazilian reais. When measured in US dollars, TAM’s unit revenue decrease was even higher as a result of the 36.4% depreciation of the Brazilian real in the quarter as compared to second quarter 2014.

During the quarter, LATAM’s capacity on international routes increased by 2.9% as measured in ASKs, focused on strengthening our international hubs and our routes to the Caribbean. Traffic increased by 2.1%, with passenger load factors reaching a strong 84.5%. Pressures on yields continued during the quarter, mainly in the operations to and from Brazil, related to weaker local demand for international travel as a result of the depreciation and volatility of the Brazilian real. The Company is managing this situation by adjusting its point of sale mix within the region in order to focus on the markets with stronger demand. As a result, revenues per ASK in international passenger operations decreased 15.9% as compared to the second quarter of 2014.

Cargo revenues decreased by 21.3% in the quarter, driven by a 12.5% decline in cargo traffic and a 10.1% decline in cargo yields as compared to the second quarter of 2014. During the quarter, cargo traffic was impacted by an eight day strike at the Customs Office in Santiago, which stopped cargo traffic in Chile during this period. Additionally, cargo demand remained weak, especially in the Brazilian domestic and international market. Pressures on cargo yields continued during the quarter, mainly as a result of the competitive scenario, the depreciation of local currencies, mainly the Brazilian Real and the Euro, and a lower cargo fuel surcharge related to the drop in fuel prices. As a result, cargo revenues per ATK of the second quarter declined 20.2% as compared to the same quarter of the previous year.

The Company continues with a rational and disciplined approach toward freighter capacity utilization, while focused on maximizing the belly utilization of the Company’s passenger fleet. In the second quarter, cargo capacity, as measured in ATK, declined 1.3%, which includes a 7.1% reduction of the freighter operation.

Other revenues increased by 6.8%, amounting to US$101.2 million during the second quarter 2015. This result is mainly explained by an increase in revenues related to aircraft leases to third parties, as well as an increase in tours and travel services.

Total operating expenses in the second quarter 2015 reached US$2,395.6 million, a 21.0% reduction as compared to the second quarter of 2014. Cost per ASK equivalent (including net financial expenses) also decreased by 20.7%, including the effect of the 33.5% decrease in fuel price paid per gallon (including hedge). Excluding fuel, cost per ASK equivalent showed a decrease of 13.8%, mainly due to the efficiencies achieved as a result of our ongoing cost reduction programs, as well as the positive effect of local currency depreciations on our costs denominated in those currencies. Changes in operating expenses were mainly due to the following:

•	Wages and benefits decreased by 14.3% mainly due to the decrease of 1.1% in average headcount, as well as the positive impact of the depreciation of local currencies, especially the Brazilian real, during the quarter as compared to the second quarter of 2014 in wages denominated in that currency.

•	Fuel costs decreased by 34.3%, mainly as a result of a decrease of 37.3% in the average fuel price per gallon (excluding hedge) as compared to the second quarter of 2014. Furthermore, fuel gallons consumed remained flat, despite the increase in ASK-equivalent, mainly resulting from fuel efficiency programs and increasingly efficient fleet. This was partially offset by the recognition of a US$40.2 million fuel hedge loss, compared to a US$1.2 million fuel hedge loss in the second quarter of 2014. At the same time, the Company recognized a US$4.4 million gain related to foreign currency hedging contracts, compared to a US$6.3 million loss recognized in the same period of last year

•	Commissions to agents decreased by 30.6% mainly due to lower passenger and cargo sales.

•	Depreciation and amortization decreased by 5.0%, despite the increase in the number of owned aircraft, mainly as a result of the positive effect of the 36.4% devaluation of the Real against the Dollar during the quarter in a portion of these costs.

•	Other rental and landing fees decreased by 19.7% mainly due to a decrease in aeronautical rates resulting from the decrease in cargo operations.

•	Passenger service expenses decreased by 8.7%, mainly as a result of 0.2% decrease in passengers transported, and the positive effect of the depreciation of the Brazilian real.

•	Aircraft rentals decreased by 3.3%, as a result of the return of 18 aircraft under operating leases over the past 12 months, partially offset by the addition of 7 leased aircraft during that same period.

•	Maintenance expenses increased by 14.9% as a result of one-time redelivery costs related to the Company’s fleet restructuring, offset by ongoing efficiencies related to the renewal of fleet.

•	Other operating expenses decreased by 22.9% mainly due to lower commercial and distribution system costs, as well as IT services costs.

Non-operating results

•	Interest income decreased by 47.9% to US$13.4 million in second quarter 2015 from US$25.7 million in the same period 2014, mainly due to the currency and interest rate mix, where the average cash invested in Brazilian reais, with a higher interest rate, decreased during the second quarter 2015.

•	Interest expense slightly decreased from US$113.0 million in second quarter 2014 to US$110.3 million in the same quarter 2015, as a result of a stable level of debt over the last twelve months.

•	Under Other income (expense), the Company recognized a US$20.2 million gain, positively impacted by a foreign exchange gain of US$35.4 million mostly recognized at TAM as a result of the 2.9% appreciation of the Brazilian real between March 31th and June 30th, 2015. This compares to US$33.5 million gain in other income (expense) in the second quarter 2014, which included a foreign exchange gain of US$103.5 million.

FINANCING AND LIQUIDITY

At the end of the second quarter 2015, LATAM reported US$ 1,609.7 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. As of June 30, 2015, the Company reported deposits with aircraft manufacturers (pre-delivery payments) of US$958.7 million, US$373.0 million of which were funded directly by LATAM. Furthermore, as of June 2015, LATAM Airlines Group had US$210.0 million in undrawn committed credit lines with Chilean and international banks.

In June 2015, LATAM successfully executed a liability management exercise where the Company replaced all of the US$300 million 9,50% senior unsecured notes issued by TAM’s subsidiary TAM Capital 2 Inc. due in 2020 and issued its inaugural US$500 million senior unsecured notes, due in 2020, at an annual interest rate of 7.25%.

Additionally, in June 2015, LATAM issued the first Enhanced Equipment Trust Certificates (“EETC”) in Latin America for an aggregate face amount of approx. US$1,021 million to finance 17 new aircraft deliveries composed by 11 Airbus A321-200, 2 Airbus A350-900 and 4 Boeing 787-9, with delivery dates from July 2015 through March 2016. The offering is comprised of Class A Certificates maturing in November 2027 and Class B Certificates maturing in November 2023. The annual interest rate for Class A and B Certificates are 4.20% and 4.50%, respectively.

In relation to financial risk management activities, the Company has in place a hedging program to partially mitigate the impact of exchange rate variations of the Brazilian real. The Company has hedged approximately 40% of its estimated total net Brazilian real monthly exposure for the next twelve months through foreign exchange forward contracts. In relation to the fuel exposure, the Company has hedged approximately 42% of its estimated fuel consumption for the next twelve months. The Company’s fuel hedging strategy consists of a combination of collars, swaps and options for Brent and Jet Fuel.

LATAM FLEET PLAN

The Company continues advancing with the restructuring of its fleet plan, phasing out the less efficient models and allocating aircraft best suited to each one of our markets. As of June 30, 2015, our restructuring plan is on track, having already phased out all of the Airbus A340, Boeing 737 and Dash 8 Q400 aircraft, additionally redelivering 2 Airbus A319s, 9 Airbus A330s and 1 Boeing 767 freighter. Delivered aircraft have been new, more efficient models, such as Airbus A321, of which we received 2 during the second quarter and 1 Boeing 787-9, a larger version of the Boeing 787-8 Dreamliner that transports 27% more passengers and 23% more cargo volume. The Company ended the quarter with a total of 24 Airbus A321 and 13 Boeing 787 aircraft.

LATAM’s current estimated fleet plan and associated financial commitments are shown in the table below.

	At year end	2014	2015	2016
Passenger Aircraft
Dash 8-200		7	0	0
Airbus A319-100		52	50	48
Airbus A320-200		158	153	148
Airbus A320 Neo		0	0	2
Airbus A321-200		21	36	48
Airbus A330-200		13	9	0
Boeing 767-300		38	38	37
Airbus A340-300		3	0	0
Airbus A350-900		0	1	7
Boeing 777-300 ER		10	10	10
Boeing 787-8		10	10	10
Boeing 787-9		0	7	12
TOTAL		312	314	322

Cargo Aircraft
Boeing 777-200F		4	4	4
Boeing 767-300F		9	8	8

TOTAL		13	12	12

TOTAL FLEET		325	326	334

Total Fleet Commitments (US$ millions)		1.199	1.689	2.000

Note: This fleet plan doesn’t include two of its 767-300Fs leased in 2014 and an additional Boeing 767-300F leased during March 2015.

GUIDANCE 2015

In the context of a weaker macroeconomic environment in Brazil, caused by an increase in inflation and a strong depreciation of the Brazilian real versus the U.S. dollar, the Company decided to revise downwards the guidance for operating margin to approximately 3.5% and 5.0%, as compared to our previous guidance between 6% and 8%.

LATAM expects total passenger ASK growth to be between 2% and 4% for full year 2015. International passenger ASKs for full year 2015 are expected to increase between 4% and 6%. TAM’s domestic passenger ASKs in the Brazilian market are expected to decrease between 2% and 4%. ASKs in domestic Spanish-speaking countries are expected to increase by approximately 4% to 6% in 2015.

Regarding cargo operations, LATAM expects cargo ATKs to decline between 2% and 0% as compared to 2014, mainly driven by the rationalization of our freighter operations.

*****

LATAM has filed today its quarterly financial statements as at June 30, 2015 with the Superintendencia de Valores y Seguros of Chile. These financial statements are and will be available in Spanish, Portuguese and English languages at www.latamairlinesgroup.net.

*****

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 140 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 318 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

Each airline will continue to operate in parallel and maintain their respective brands and identities until further notice. The implementation of the new brand will happen gradually and will be visible starting in the first half of 2016. For more information please visit www.lan.com or www.tam.com.br respectively. Further information is available at www.latamairlinesgroup.net

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Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans,, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the second quarter 2015

	For the three month period ended June 30
	2015	2014	% Change
REVENUE
Passenger	1,977,161	2,527,960	-21.8%
Cargo	334,445	424,934	-21.3%
Other	101,248	94,834	6.8%

TOTAL OPERATING REVENUE	2,412,854	3,047,728	-20.8%

EXPENSES
Wages and Benefits	-528,160	-616,565	-14.3%
Aircraft Fuel	-674,972	-1,027,100	-34.3%
Comissions to Agents	-71,520	-103,091	-30.6%
Depreciation and Amortization	-235,086	-247,439	-5.0%
Other Rental and Landing Fees	-272,478	-339,126	-19.7%
Passenger Services	-66,757	-73,109	-8.7%
Aircraft Rentals	-128,793	-133,205	-3.3%
Aircraft Maintenance	-115,725	-100,709	14.9%
Other Operating Expenses	-302,146	-392,023	-22.9%

TOTAL OPERATING EXPENSES	-2,395,637	-3,032,367	-21.0%

OPERATING INCOME	17,217	15,361	12.1%

Operating Margin	0.7%	0.5%	0.2 pp

Interest Income	13,394	25,708	-47.9%
Interest Expense	-110,250	-113,034	-2.5%
Other Income (Expense)	20,219	33,469	-39.6%

INCOME BEFORE TAXES AND MINORITY INTEREST	-59,420	-38,496	54.4%
Income Taxes	13,400	-16,432	-181.5%

INCOME BEFORE MINORITY INTEREST	-46,020	-54,928	-16.2%

Attributable to:
Shareholders	-49,727	-58,910	-15.6%
Minority Interest	3,707	3,982	-6.9%

NET INCOME	-49,727	-58,910	-15.6%

Net Margin	-2.1%	-1.9%	-0.1 pp
Effective Tax Rate	21.2%	-38.7%	59.9 pp

EBITDA	252,303	262,800	-4.0%
EBITDA Margin	10.5%	8.6%	1.8 pp.

EBITDAR	381,096	396,005	-3.8%
EBITDAR Margin	15.8%	13.0%	2.8 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six month period ended June

	For the six months period ended June 30
	2015	2014	% Change
REVENUE
Passenger	4,320,688	5,216,571	-17.2%
Cargo	684,767	845,644	-19.0%
Other	198,541	162,948	21.8%

TOTAL OPERATING REVENUE	5,203,996	6,225,163	-16.4%

EXPENSES
Wages and Benefits	-1,103,849	-1,216,333	-9.2%
Aircraft Fuel	-1,419,037	-2,107,285	-32.7%
Comissions to Agents	-154,083	-208,631	-26.1%
Depreciation and Amortization	-472,534	-493,029	-4.2%
Other Rental and Landing Fees	-558,383	-663,197	-15.8%
Passenger Services	-144,518	-148,926	-3.0%
Aircraft Rentals	-257,691	-261,073	-1.3%
Aircraft Maintenance	-229,698	-231,039	-0.6%
Other Operating Expenses	-620,006	-767,668	-19.2%

TOTAL OPERATING EXPENSES	-4,959,799	-6,097,181	-18.7%

OPERATING INCOME	244,197	127,982	90.8%

Operating Margin	4.7%	2.1%	2.6 pp
Interest Income	31,884	45,249	-29.5%
	-205,583	-244,418	-15.9%
Other Income (Expense)	-177,746	6,167	-2982.2%
INCOME BEFORE TAXES AND MINORITY INTEREST	-107,248	-65,020	64.9%
Income Taxes	36,953	-28,891	-227.9%

INCOME BEFORE MINORITY INTEREST	-70,295	-93,911	-25.1%

Attributable to:
Shareholders	-89,674	-100,243	-10.5%
Minority Interest	19,379	6,332	206.0%
NET INCOME	-89,674	-100,243	-10.5%

Net Margin	-1.7%	-1.6%	-0.1 pp
Effective Tax Rate	29.2%	-40.5%	69.7 pp

EBITDA	716,731	621,011	15.4%
EBITDA Margin	13.8%	10.0%	3.8 pp.

EBITDAR	974,422	882,084	10.5%
EBITDAR Margin	18.7%	14.2%	4.6 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the six months period ended
	June			June
	2015	2014	% Change	2015	2014	% Change
System
ASKs-equivalent (millions)	49,883	49,519	0.7%	102,120	101,683	0.4%
RPKs-equivalent (millions)	35,507	36,569	-2.9%	73,750	75,084	-1.8%
Overall Load Factor (based on ASK-equivalent)%	71.2%	73.8%	-2.7 pp	72.2%	73.8%	-1.6 pp
Break-Even Load Factor (based on ASK-equivalent)%	73.6%	75.6%	-2.0 pp	73.5%	69.8%	3.8 pp
Yield based on RPK-equiv (US Cent)	6.5	8.1	-19.4%	6.8	8.1	-15.9%
Operating Revenues per ASK-equiv (US Cent)	4.6	6.0	-22.3%	4.9	6.0	-17.8%
Costs per ASK-equivalent (US Cent)	5.0	6.3	-20.7%	5.1	6.3	-19.0%
Costs per ASK-equivalent ex fuel (US Cents)	3.6	4.2	-13.8%	3.7	4.2	-12.1%
Fuel Gallons Consumed (millions)	292.3	292.3	0.0%	599.2	601.4	-0.4%
Fuel Consumption Efficiency*	5.9	5.9	-0.7%	5.9	5.9	-0.8%
Average Trip Length (thousands km)	1.6	1.6	1.4%	1.6	1.6	0.9%
Total Number of Employees (average)	52,944	53,517	-1.1%	53,294	53,448	-0.3%
Total Number of Employees (end of the period)	52,961	53,217	-0.5%	52,961	53,217	-0.5%

Passenger
ASKs (millions)	31,569	30,961	2.0%	65,201	63,887	2.1%
RPKs (millions)	25,837	25,519	1.2%	53,875	52,748	2.1%
Passengers Transported (thousands)	15,792	15,816	-0.2%	33,037	32,649	1.2%
Load Factor (based on ASKs) %	81.8%	82.4%	-0.6 pp	82.6%	82.6%	0.1 pp
Yield based on RPKs (US Cents)	7.7	9.9	-22.8%	8.0	9.9	-18.9%
Revenues per ASK (US cents)	6.3	8.2	-23.3%	6.6	8.2	-18.8%

Cargo
ATKs (millions)	1,740	1,763	-1.3%	3,507	3,591	-2.3%
RTKs (millions)	919	1,050	-12.5%	1,888	2,122	-11.0%
Tons Transported (thousands)	242	270	-10.3%	479	543	-11.8%
Load Factor (based on ATKs) %	52.8%	59.5%	-6.7 pp	53.8%	59.1%	-5.3 pp
Yield based on RTKs (US Cents)	36.4	40.5	-10.1%	36.3	39.9	-9.0%
Revenues per ATK (US Cents)	19.2	24.1	-20.2%	19.5	23.6	-17.1%

Note: ASK-equivalent is the sum of passenger ASKs and the quotient of cargo ATK and 0.095 (including LAN and TAM cargo operations)

*	Fuel Gallons Consumed per 1,000 ASKs-equivalent

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2015	2014
Assets:
Cash, and cash equivalents	1,073,971	989,396
Other financial assets	567,019	650,401
Other non-financial assets	355,254	247,871
Trade and other accounts receivable	1,149,687	1,378,837
Accounts receivable from related entities	221	308
Inventories	231,801	266,039
Tax assets	75,715	100,708
Non- current assets and disposal groups held for sale	1,001	1,064
Total current assets	3,454,669	3,634,624

Property and equipment	10,676,356	10,773,076
Goodwill	2,850,897	3,313,401
Intangible assets other than goodwill	1,618,109	1,880,079
Other non- current assets	762,418	883,250
Total non- current assets	15,907,780	16,849,806

Total assets	19,362,449	20,484,430

Liabilities and shareholders’ equity:
Other financial liabilities	1,541,608	1,624,615
Trade and other accounts payables	1,504,935	1,489,396
Tax liabilities	59	35
Other non-financial liabilities	2,645,526	2,715,686
Total current liabilities	5,692,128	5,829,732

Other financial liabilities	7,291,899	7,389,012
Accounts payable	586,508	577,454
Other provisions	611,939	703,140
Deferred tax liabilities	895,238	1,051,894
Employee benefits	81,480	74,102
Other non-financial liabilities	343,348	355,401
Total non-current liabilities	9,810,412	10,151,003

Total liabilities	15,502,540	15,980,735

Share capital	2,545,705	2,545,705
Retained earnings	448,213	536,190
Treasury Shares	(178)	(178)
Other reserves	767,258	1,320,179
Equity attributable to the parent company’s equity holders	3,760,998	4,401,896
Minority interest	98,911	101,799

Total net equity	3,859,909	4,503,695

Total liabilities and equity	19,362,449	20,484,430

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow Direct Method (in thousands of US Dollars)

	As of June 30, 2015	As of June 30, 2014
Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	5,701,558	6,443,037
Other cash receipts from operating activities	43,060	51,199

Payments for operating activities
Payments to suppliers for goods and services	(3,554,526)	(4,560,705)
Payments to and on behalf of employees	(1,128,812)	(1,247,868)
Other payments for operating activities	(151,537)	(251,847)

Interest Received	13,544	6,049
Income Taxes refunded (paid)	(20,878)	(49,969)
Other cash inflows (outflows)	(93,879)	4,721

Net cash flows from operating activities	808,530	394,617

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	200,455	370,396

Other payments to acquire equity or debt instruments of other entities	(204,439)	(299,259)
Amounts raised from sale of property, plant and equipment	22,191	510,484
Purchases of property, plant and equipment	(490,229)	(531,856)
Amounts raised from sale of intangible assets	17	—
Purchases of intangible assets	(10,487)	(23,784)
Other cash inflows (outflows)	23,671	(12,853)

Net cash flows used in investing activities	(458,821)	13,128

Cash flow from (used in) financing activities
Amounts raised from issuance of shares	—	156,344
Payments to acquire shares from society	45	808
Amounts raised from long-term loans	709,543	278,833
Amounts raised from short-term loans	45,000	286,151
Loans repayment	(677,644)	(1,604,988)
Payments of finance lease liabilities	(158,113)	(193,970)
Dividends paid	(17,836)	(18,242)
Interest paid	(171,469)	(211,772)
Other cash inflows (outflows)	24,163	43,997

Net cash flows from (used in) financing activities	(246,311)	(1,262,839)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	103,398	(855,094)
Effects of variations in the exchange rate on cash and equivalents	(18,823)	(24,020)
Net increase (decrease) in cash and cash equivalents	84,575	(879,114)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	989,396	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,073,971	1,105,789

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31
	2015	2014
Total Assets	19,362,449	20,484,430

Total Liabilities	15,502,540	15,980,735
Total Equity*	3,859,909	4,503,695

Total Liabilities and Shareholders equity	19,362,449	20,484,430

Net Debt
Current and long term portion of loans from financial institutions	7,165,083	7,049,033
Current and long term portion of obligations under capital leases	1,537,793	1,709,034
Other liabilities current and long term portion	60,711	59,148
Cash and cash equivalents	-1,609,714	-1,533,770

Total Net Debt	7,153,873	7,283,445

(*)	Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31
	2015	2014
Cash and Equivalents as % of LTM revenues	14.1%	12.3%

Adjusted Gross Debt (US$ thousands)	12,389,608	12,466,903
Adjusted Gross Debt / EBITDAR (LTM)	5.8	6.2

Adjusted Net Debt (US$ thousands)	10,779,894	10,933,133
Adjusted Net Debt / EBITDAR (LTM)	5.1	5.4

Note: Adjusted debt considers aircraft leases x 7

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2015
	Off-Balance	On-Balance	Total
Passenger Aircraft
Dash 8-200	5	2	7
Airbus A319-100	12	40	52
Airbus A320-200	60	95	155
Airbus A321-200	5	19	24
Airbus A330-200	3	8	11
Boeing 767-300	4	34	38
Boeing 777-300 ER	6	4	10
Boeing 787-800	4	6	10
Boeing 787-900	3	—	3

TOTAL	102	208	310

Cargo Aircraft
Boeing 777-200F	2	2	4
Boeing 767-300F	3	8	11

TOTAL	5	10	15

TOTAL FLEET	107	218	325

Note: This table includes three 767-300Fs that LATAM is currently leasing to another operator.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO